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                           March 18, 2022

       Frank Saracino
       Chief Financial Officer
       BrightSpire Capital, Inc.
       590 Madison Avenue, 33rd Floor
       New York, NY 10022

                                                        Re: BrightSpire
Capital, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-38377

       Dear Mr. Saracino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Non-GAAP Supplemental Financial Measures, page 64

   1. Please clarify and enhance your disclosure regarding Fair value adjustments, which are excluded from your
calculation of Adjusted Distributable Earnings for the year ended
                                                        December 31, 2021. In
your response please tell us what the adjustment represents, how you calculated the
amount and why it is an appropriate non-GAAP adjustment.
   2. We note that you reconcile NOI attributable to common stockholders, a non-GAAP measure, from net
income (loss) on your net leased and other real estate portfolios attributable to common
stockholders, which also appears to represent a non-GAAP
                                                        measure. Please
reconcile your NOI measure to the most directly comparable financial measure calculated and
presented in accordance with GAAP pursuant to Item
 Frank Saracino
BrightSpire Capital, Inc.
March 18, 2022
Page 2
         10(e)(1)(i)(B) of Regulation S-K.
3. Please tell us your consideration to present and discuss your non-GAAP financial measures on a comparative basis for each respective period.
Liquidity and Capital Resources
Master Repurchase Facilities and CMBS Credit Facilities, page 68

4. Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period-end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for the significant variances among these amounts.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel,
Staff Accountant, at (202) 551-3395 with any questions.



FirstName LastNameFrank Saracino                             Sincerely,
Comapany NameBrightSpire Capital, Inc.
                                                             Division of
Corporation Finance
March 18, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName